APPENDIX 3Y
                                            Change of Director's Interest Notice

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                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

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NAME  OF  ENTITY         PROGEN INDUSTRIES LIMITED
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ABN                      82  010  975  612
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We  (the  entity)  give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

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Name of Director                   Professor John Zalcberg
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DATE OF LAST NOTICE                26 June 2006
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PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

---------------------------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                                                   Direct

---------------------------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                                                   N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving rise to the relevant interest.

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DATE OF CHANGE                                                                5 February 2007

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NO. OF SECURITIES HELD PRIOR TO CHANGE                                        15,849 ordinary fully paid shares.
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CLASS                                                                         Ordinary fully paid shares.
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NUMBER ACQUIRED                                                               923
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NUMBER DISPOSED                                                               N/A
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VALUE/CONSIDERATION                                                           $5.42 per fully paid ordinary share.
Note: If consideration is non-cash, provide details and estimated valuation
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NO. OF SECURITIES HELD AFTER CHANGE                                           16,772 ordinary fully paid shares.
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NATURE OF CHANGE                                                              Participation in the Company's Share
Example: on-market trade, off-market trade, exercise of options, issue of     Purchase Plan
securities under dividend reinvestment plan, participation in buy-back
---------------------------------------------------------------------------------------------------------------------


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+ See chapter 19 for defined terms.

11/3/2002                                                     Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

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PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

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DETAIL OF CONTRACT                                           N/A

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NATURE OF INTEREST                                           N/A

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NAME OF REGISTERED HOLDER                                    N/A
(IF ISSUED SECURITIES)

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DATE OF CHANGE                                               N/A

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NO. AND CLASS OF SECURITIES TO                               N/A
WHICH INTEREST RELATED PRIOR TO
CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed

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INTEREST ACQUIRED                                            N/A

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INTEREST DISPOSED                                            N/A

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VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and an
estimated valuation

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INTEREST AFTER CHANGE                                        N/A

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

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+ See chapter 19 for defined terms.

Appendix 3Y Page 2                                                     11/3/2002